FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: September 29, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

Mmmm 00, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON RECEIVES US$86 MILLION

CASH DISTRIBUTION FROM ALUMBRERA

Wheaton River Minerals Ltd. (“Wheaton”) is pleased to announce that it has received a US$86 million cash distribution from Alumbrera.  Since March, 2003, the initial acquisition date of Wheaton’s interest in Alumbrera, Wheaton has received cash distributions totalling US$132 million.  In addition, Wheaton’s share of the Alumbrera project debt, US$91 million, has been repaid, giving a total cash return of US$223 million.

“This represents an 83% return on Wheaton’s investment in Alumbrera of US$270 million, in a period of 18 months,” said Ian Telfer, Chairman and CEO of Wheaton.  “By any measure, this represents a phenomenal return.”

Alumbrera is now debt free and all cashflows will be available for distribution to its shareholders.

Wheaton is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 gold equivalent ounces at a total cash cost of less than US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a total cash cost of less than US$50 per ounce.

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements”.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-604-696-3011 or email at ir@wheatonriver.com or visit www.wheatonriver.com.